UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1*)

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100
(CUSIP Number)

Dexxon Holdings Ltd.

1 Dexcel Street

Or Akiva, 3060000, Israel

+972-4-6364040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100	Page 2 of 10 Pages

1.	Name of reporting person Dexxon Holdings Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 3 of 10 Pages

1.	Name of reporting person Dexcel Pharma Technologies Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person CO

* The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 4 of 10 Pages

1.	Name of reporting person Dan Oren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Israel

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,013,540 Common Shares (see Item 5)

11.	Aggregate amount beneficially owned by each reporting person 16,013,540 Common Shares (see Item 5)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 29.1% (see Item 5)*
14.	Type of reporting person IN

* The calculation assumes that there are a total of 55,051,995 Common Shares outstanding as of October 12, 2017, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017, which are not convertible into the Common Shares until they become mandatorily convertible four years after October 16, 2017 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100	Page 5 of 10 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 13, 2016 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)

Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Dexxon Holdings Ltd. (“Dexxon”);

(ii) Dexcel Pharma Technologies Ltd (“DPT”); and

(ii) Dan Oren.

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. The Common Shares are owned directly by Roivant Sciences Ltd. (“Roivant”). The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant due to the Override Right. Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares held by Roivant.

Dexxon, DPT and Dan Oren are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

 The principal business address of each Reporting Person is 1 Dexcel Street, Or Akiva, 3060000, Israel.

(c)

Dexxon is principally engaged in the business of investing in pharmaceutical companies. Dexcel is a manufacturer and distributor of pharmaceutical products.

Dan Oren is the sole director and ultimately the sole shareholder of Dexxon. Dexxon has no executive officers.

Dan Oren is the President and Chief Executive Officer and ultimately the sole shareholder of DPT. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of DPT is set forth in Schedule A attached hereto.

(d) – (e)	During the five years preceding the date of this filing, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Dexxon and DPT are incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

CUSIP No. 03879J100	Page 6 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following information:

The information included in Item 6 is hereby incorporated by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by the following information:

(a) – (b)

The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant. Roivant’s bye-laws provide Dexxon and DPT, voting unanimously with three other major shareholders of Roivant, with the right to override certain decisions of Roivant’s board of directors, including with respect to dispositions of the Preferred Shares (the “Override Right”). Each of Dexxon and DPT is a shareholder of Roivant and, collectively, are holders of the Override Right. Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Voting and dispositive decisions of DPT are made by its President and Chief Executive Officer, Dan Oren. Dan Oren is ultimately the sole shareholder of each of Dexxon and DPT. Accordingly, Dan Oren may be deemed to have investment and voting control over the Common Shares held by Roivant.

Following the First Closing (as defined in Item 6) on October 16, 2017, Roivant beneficially owns 16,013,540, or 29.1%, of the Common Shares. Roivant will not beneficially own the Common Shares underlying the Preferred Shares acquired in the First Closing or the Common Shares underlying the Preferred Shares to be acquired (subject to the applicable conditions in the Subscription Agreement) in the Second Closing (as defined in Item 6), until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of this Amendment, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing, subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 55,051,995 Common Shares issued and outstanding as of October 12, 2017, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares (subject to adjustment pursuant to the conversion terms of the Preferred Shares, as described in Item 6 of this Amendment) underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017, which Common Shares are not deemed beneficially owned, as described in this Item 5(a).

Except as disclosed in this Amendment, each Reporting Person does not have the right to acquire any Common Shares, and does not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Person may be deemed to beneficially own.

Each of the Reporting Persons disclaims beneficial ownership in all of the Common Shares reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. The filing of this Amendment shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

CUSIP No. 03879J100	Page 7 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following information:

On October 16, 2017 (the “First Closing”), pursuant to the subscription agreement, dated as of October 2, 2017, between the Issuer and Roivant (the “Subscription Agreement”), Roivant acquired an aggregate of 500,000 shares (the “Initial Preferred Shares”) of the Issuer’s series A participating convertible preferred shares (the “Series A Preferred Shares”) from the Issuer. Additionally, pursuant to the Subscription Agreement, Roivant will acquire an additional 664,000 Series A Preferred Shares (together with the Initial Preferred Shares, the “Preferred Shares”) from the Issuer, following the requisite approval of the shareholders of the Issuer and the satisfaction of other applicable conditions. The aggregate purchase price of the Preferred Shares is $116.4 million, representing a price per Preferred Share of $100.00, $50.0 million of which Roivant paid on October 16, 2017 (the “Purchase Price”). The Preferred Shares will initially be convertible into 22,833,922 Common Shares, which conversion will occur mandatorily four years after issuance (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

Pursuant to the Subscription Agreement, on October 16, 2017, the Issuer filed an amendment to the Notice of Articles and the Articles of the Issuer (the “Preferred Shares Articles Amendment”). The terms, rights, obligations and preferences of the Preferred Shares are set forth in the Preferred Shares Articles Amendment

Preferred Share Rights and Restrictions

Dividends

In the event the Issuer distributes to all or substantially all holders of Common Shares any cash, shares, evidences of the Issuer’s indebtedness or other assets, securities or property, including rights to acquire assets, securities or property, the holders of Preferred Shares will be entitled to receive such dividend in cash (the “Participating Cash Dividend”) or such other distributed items (a “Participating In-Kind Dividend”) at the same time and in the same manner as holders of Common Shares would have received if such Preferred Shares had been converted into Common Shares upon the Mandatory Conversion Date (as defined below).

Mandatory Conversion

On the fourth anniversary of the First Closing (the “Mandatory Conversion Date”), any Preferred Shares not yet converted will be automatically converted into (i) a number of Common Shares equal to the amount determined by dividing (A) the Purchase Price plus an amount equal to 8.75% of the Purchase Price per annum, compounded annually (the “Liquidation Preference”) by (B) the conversion price in effect at the time of conversion; (ii) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (iii) any accrued and unpaid Participating In-Kind Dividends.

Optional Conversion

Each Preferred Share is initially convertible based on a conversion price of $7.13, subject to adjustment for certain distributions, recapitalizations, reclassifications and other transactions by the Issuer on or with respect to the Common Shares. In the event of a transaction that involves (i) a fundamental transfer of value to the Common Shares in which the Preferred Shares do not have the right to participate or (ii) a Fundamental Change (as defined in the Preferred Shares Articles Amendment, each Preferred Share may be converted prior to such transaction at the option of its holder into (A) a number of Common Shares equal to the amount determined by dividing (x) the Liquidation Preference (calculated giving effect to the four-year period set forth in “Mandatory Conversion” above, irrespective of the date of conversion) by (y) the conversion price in effect at the time of conversion; (B) cash for any accrued but unpaid Participating Cash Dividends (to the extent not included in the Purchase Price) on the Preferred Shares being converted; and (C) any accrued and unpaid Participating In-Kind Dividends.

CUSIP No. 03879J100	Page 8 of 10 Pages

Liquidation Preference; Ranking

In the event of any liquidation, dissolution or winding up of the Issuer, the holders of the Preferred Shares will be entitled to receive an amount in cash equal to the amount that the holder of a Preferred Share would have been entitled to receive if such Preferred Share had been converted into Common Shares upon the Mandatory

Conversion Date. Neither the voluntary sale, conveyance, exchange or transfer of all or substantially all of the assets of the Issuer nor the consolidation or merger of the Issuer with or into another entity will be deemed a liquidation, dissolution or winding up of the Issuer.

The Preferred Shares will rank senior to the Common Shares with respect to any distributions or rights upon liquidation, dissolution or winding up of the Issuer.

Voting Rights

The Preferred Shares will not have the right to vote on any matters except as required by law, including under the British Columbia Business Corporations Act.

The foregoing description of the Preferred Share Articles Amendment does not purport to be complete and is qualified in its entirety by reference to the form of the Preferred Share Articles Amendment, which is filed as an exhibit to this Amendment and is incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Amendment and any further amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit I to this Amendment and is incorporated by reference herein.

Other than as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by the following information:

Exhibit
1.	Joint Filing Agreement dated as of October 17, 2017
2.

Form of Terms of Series A Participating Convertible Preferred Stock of Arbutus Biopharma Corporation (incorporated by reference to Schedule B to Exhibit 7.08 to the Schedule 13D/A of Roivant Sciences Ltd. filed with the Securities and Exchange Commission on October 3, 2017).

CUSIP No. 03879J100	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: President and Chief Executive Officer

CUSIP No. 03879J100	Page 10 of 10 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each executive officer and director of DPT.

Name	Citizenship	Principal Occupation	Business Address
Dan Oren	Israeli	President and Chief Executive Officer, Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Uri Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Ilan Oren	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel
Yitzchak Harush	Israeli	Director	1 Dexcel Street, Or Akiva, 30600000, Israel